Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lewa Farm Tech, Inc.
84-1245 Bruner Road
Captain Cook, HI 96704
https://www.lewafarmtech.com/

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Lewa Farm Tech, Inc.
Address: 84-1245 Bruner Road, Captain Cook, HI 96704
State of Incorporation: DE
Date Incorporated: September 12, 2024

Terms:

Convertible Promissory Notes

Offering Minimum: $124,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $500,000.00 in a qualified equity financing.
Maturity Date: October 28, 2026
Valuation Cap: $10,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 10.0%
Minimum Investment Amount (per investor): $100.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One Vote Per Share

Material Rights:

Investment Incentives

Loyalty Bonus | 15% Bonus Interest

As you are part of our friends and family network, you are eligible for 15% bonus interest.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus interest

Early Bird 2: Invest $5,000+ within the first 2 weeks | 7% bonus interest

Early Bird 3: Invest $10,000+ within the first 2 weeks | 12% bonus interest

Early Bird 4: Invest $20,000+ within the first 2 weeks | 17% bonus interest

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus interest

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between [day 35 - 40] and receive 8% bonus interest

Flash Perk 2: Invest $2,500+ between [day 60 - 65] and receive 6% bonus interest

Amount-Based Perks

$500+ | Green Innovator

Invest $500+ and access to quarterly updates on technology advancements.

$1,000+ | Eco Pioneer

Invest $1,000+ and receive exclusive webinar invites with our tech team + 2% bonus interest.

$5,000+ | Solar Guardian

Invest $5,000+ and receive a personalized thank you video from the CEO, plus 3% bonus interest.

$10,000+ | Agri-Tech Supporter

Invest $10,000+ and receive an invitation to an annual stakeholder meeting and 5% bonus interest.

$25,000+ | Sustainability Leader

Invest $25,000+ and get early access to new products and prototypes, and 10% bonus interest.

$50,000+ | Future Farmer

Invest $50,000+ and receive an invitation to visit Lewa Farm Tech's installations with a VIP tour, and 15% bonus interest.

The 10% StartEngine Venture Club Bonus

Lewa Farm Tech, Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Lewa Farm Technology, Inc is a solar fertilizer technology company. For the past 10 years, the founder, as a sole proprietor of Rooster Farms Kona Coffee and Turmeric, has pioneered the use of his proprietary air-fertilizer technology on a coffee and turmeric farm in Hawaii, gaining invaluable experience and deep insights into sustainable agriculture practices. His innovative approach has withstood extreme conditions, including droughts, floods, volcanic eruptions, and the challenges posed by coffee leaf rust. This resilience has refined the understanding of what truly works in sustainable farming.

Now, Lewa Farm Technology, Inc is seeking to commercialize this technology, which has been extensively tested for its advantages, as well as its flaws, scaling the business and applying the experience of the founder to the national and international market for fertilizer and farm technology through container farms, solar fertilization panels, and technology licenses.

Competitors and Industry

MARKET

Lewa Farm Technology operates in the rapidly growing Sustainable Precision Agriculture market. This industry is driven by the increasing demand for food security, coupled with the need for environmentally friendly farming practices. The global market for this sector is estimated to reach $15 billion by 2028, growing at an annual rate of 13%.

Vertical Farming Market Size, Share & Growth Report [2032]

Vertical Farming Market Size Estimation & Forecast Report, 2030

COMPETITORS

The container farming industry, part of the broader vertical farming sector, is rapidly growing as demand for sustainable, localized food production increases. The industry leaders in this space include companies that specialize in creating modular, scalable farming solutions in containers, leveraging technologies like hydroponics, aeroponics, and automation.

Industry Leaders:

1. Freight Farms: Freight Farms is a key player in the container farming space. The company offers pre-built container farms equipped with vertical growing towers, climate control systems, and advanced IoT integration for remote monitoring. They focus on urban farming, allowing communities and businesses to grow fresh produce in harsh climates or urban environments where space is limited.

2. Grow Pod Solutions: Grow Pod Solutions provides modular, scalable farming units that utilize controlled environments to grow organic food year-round. They focus on commercial-scale operations and have developed customizable container farms for businesses, government programs, and disaster relief.

3. Agricool: Agricool is a French company specializing in container farming, focusing on sustainability by recycling old shipping containers and growing fresh produce in urban settings. The company primarily grows strawberries but is

expanding to other crops.

4. Square Roots: Founded by Kimbal Musk and Tobias Peggs, Square Roots combines smart technology with urban agriculture to grow fresh produce in small urban spaces. They partner with businesses to create local food ecosystems and focus on training the next generation of farmers.

5. Cropbox: Cropbox specializes in plug-and-play hydroponic systems within shipping containers, offering pre-installed systems for year-round production. Their container farms are automated and optimized for various crops like leafy greens, herbs, and even strawberries.

Market Size:

The global container farming market is currently a niche but rapidly expanding segment within the larger vertical farming market, which was valued at approximately $5.9 billion in 2023 and is projected to grow at a CAGR of 24.6% from 2023 to 2030. The container farming subset is estimated to reach $4 billion by 2027, with growth driven by several key factors:

1. Urbanization: As urban populations grow and land becomes scarce, container farms offer a viable solution for local, fresh food production in cities.

2. Sustainability Demand: Increasing consumer demand for sustainably produced, pesticide-free, and locally grown food is driving the adoption of container farms.

3. Technological Advancements: IoT, automation, and AI are allowing container farms to scale efficiently, providing high yields in small spaces.

4. Government Incentives: Governments are increasingly offering incentives and subsidies to promote sustainable and localized food production, contributing to the growth of container farming.

Vertical Farming Market Size, Share & Growth Report [2032] - https://www.fortunebusinessinsights.com/industry-reports/vertical-farming-market-101958

U.S. Vertical Farming Market Size | Industry Report, 2030 - https://www.grandviewresearch.com/industry-analysis/us-vertical-farming-market-report

Current Stage and Roadmap

CURRENT STAGE

Lewa Farm Tech, Inc. is currently in the Pilot Manufacturing stage, focusing on demonstrating a commercial product for its innovative solar-powered nitrogen fixation technology. We have refined the core technology and have produced multiple crops with tens of thousands of positive reviews including Kona Coffee, Fresh Turmeric Roots, Oranges, Ginger, and Various Flowers including a Turmeric Flower. We have a manufacturing partner ready to deliver a pilot product with this funding round, and with that pilot we will refine each container to a specific crop maximizing the production for each crop and providing a turnkey solution to end users.

Our business model also includes selling container farms and marketing our own produce to the local Hawaiian Market which imports a majority of its produce and food. Thus we will have a strong revenue source utilizing existing connections to the produce markets made through our affiliate company Rooster Farms and Lewa Farms.

FUTURE ROADMAP

Lewa Farm Technology's future plans include: -

Expanding Produce Sales: They aim to increase sales of produce grown during the pilot project phase and further R&D phase with our retrofitted container farms and air fixation membranes.

Geographic Expansion: Once we have a strong track record with the pilot container farms which retrofit the technology onto existing container farm systems we will seek to expand ouroperations beyond Hawaii, targeting new markets in food deserts such as:

-Chicago, Illinois

-Detroit, Michigan

-Memphis, Tennessee

-New Orleans, Louisiana

-Baltimore, Maryland

-Mississippi Delta Region

-Appalachia (West Virginia, Kentucky, Tennessee)

-Native American Reservations (Navajo Nation)

-San Joaquin Valley, California

-Southwest Texas for their sustainable farming solutions.

Research and Development: We are committed to ongoing research and development, exploring new applications for their technology, such as nitrogen-free hydroponic systems, and plastic nitrogen generating panels for greenhouses. We also have other farm technologies such as a membranne which can selectively absord CO_2 and Methane from the air and convert it into organic alcohols which can be sold to the chemicals markets and also traded for carbon credits. We plan to pursue additional funding opportunities, including USDA Phase 1 and 2 research grants, to support their growth and expansion plans.

The Team

Officers and Directors

Name: Ite Ed Chen

Ite Ed Chen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer, Principal Accounting Officer, and Sole Director
  Dates of Service: September, 2024 - Present
  Responsibilities: My job is to develop the technology, sell the produce grown in our prototypes to generate revenue and hire and oversee staff for the company as well as develop new technologies for the company. Ite currently receives salary compensation in the amount of $120,000 per year for this role.

Other business experience in the past three years:

- Employer: EM Sektet
  Title: Founder
  Dates of Service: January, 2023 - September, 2024
  Responsibilities: I developed technology at this company including humanity's first reactionless drive which is being considered for use by the Space Force and was peer reviewed by the Society of Automotive Engineers with the theory being chosen as the best technical paper of 2023.

Other business experience in the past three years:

- Employer: Lewa Farms
  Title: Farmer and Marketer
  Dates of Service: August, 2015 - Present
  Responsibilities: I farmed Kona Coffee and Turmeric while testing the technology being used for Lewa Farm Tech, Inc. I sold our coffee and turmeric to over 100 natural food markets on the Mainland while farming the produce and developing markets for it.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk

factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your

ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Lewa Farm Tech, Inc. was formed on 09 12, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Lewa Farm Tech, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-

quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ite Chen	4,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Indefinitely as we do not have overhead.

Foreseeable major expenses based on projections:

The major expenses will be Salary for the CEO estimated at 100k a year. This will also cover operating the initial prototype containers.

Container farms which will cost approximately 50k each as well as solar panels which will cost about 20k per farm.

Other than these expenses, the other major expense will be marketing the produce as well as marketing the containers, which will likely cost another 50k-80k per year.

The potential costs are broken down below:

1. Research & Development Costs:

Equipment & Materials:

-Purchasing or customizing container farm units.

-Solar panel systems and battery storage.

-Nitrogen fixation and CO2 conversion systems.

-Custom sensors for environmental control (e.g., pH, moisture, nitrogen levels).

-Hydroponics or aeroponics setup and supporting infrastructure.

Prototyping & Testing:

-Building initial prototypes and pilot containers.

-Testing systems for efficiency and yield optimization.

-Performance benchmarking of solar-powered nitrogen fixation.

Software Development:

-Automation software for system controls.

-AI algorithms for optimizing crop yields.

-Data logging and analytics tools.

Laboratory Analysis:

-Costs for analyzing soil or water samples.

-Field testing on different crops.

Labor & Expertise:

-Salaries for researchers, engineers, and agricultural experts.

-Collaboration with universities or specialized research partners.

2. Infrastructure & Manufacturing Costs:

Container Manufacturing:

-Customized container farm units: retrofitting, insulation, and modifying the structure.

-Integration of solar panels and power management.

Supply Chain & Raw Materials:

-Sourcing high-efficiency solar panels and electronics.

-Steel or aluminum components for frames and support structures.

-Hydroponic or aeroponic systems materials (e.g., pipes, nozzles, reservoirs).

Manufacturing Overhead:

-Facilities costs (rent, utilities, security).

-Logistics and distribution planning for scaling production.

3. Operational & Deployment Costs:

Installation & Setup:

-On-site installation of container farms.

-Site preparation (land clearing, foundations, utility hookups).

-Electrical and mechanical setup.

Maintenance & Upgrades:

-Periodic servicing of the nitrogen fixation system.

-Hardware and software upgrades.

Utilities & Power:

-Backup energy sources (generators, additional batteries).

-Water management and recirculation systems.

4. Marketing & Business Development:

Marketing & Sales:

-Promotional materials for attracting investors and customers.

-Website development, digital marketing, and outreach.

Distribution Network:

-Establishing wholesale agreements with supermarkets and food stores.

-Creating partnerships with potential end-users for farm container sales.

5. Compliance & Regulatory Costs:

Certifications & Testing:

-Compliance testing for safety and environmental standards.

-Certifications for organic or sustainable labeling.

Legal & Licensing:

-Intellectual property protection.

-Securing necessary agricultural and environmental permits.

Projected Expense Breakdown (Example for Initial Phase):

1. R&D & Prototyping: $500,000 - $1,000,000

2. Container Manufacturing: $200,000 - $500,000 per container unit

3. Installation & Setup: $50,000 - $100,000 per site

4. Marketing & Sales: $50,000 - $200,000 for digital campaigns and outreach

5. Regulatory & Compliance: $100,000 - $200,000

Total initial investment for 5-10 container units could be in the range of $2 million to $5 million, depending on scale, location, and specific technological components.

Future operational challenges:

Expanding on the operational challenges identified, each of these issues could have a significant impact on the long-term viability and scalability of Lewa Farm Tech, Inc. Here's a more detailed breakdown and potential strategies to mitigate each challenge:

1. Finding and Retaining Labor:

Challenge Analysis:

-Attracting skilled labor for operating high-tech agricultural systems is often difficult, especially when specialized knowledge in controlled-environment agriculture (CEA) and hydroponic or aeroponic systems is required.

-High employee turnover rates can lead to inefficiencies and require continuous training.

-Retaining labor becomes more complex when expanding into rural areas where local talent pools may be limited.

Potential Solutions:

-Implement robust training programs and offer certifications for employees, creating a career growth path.

-Offer competitive salaries and benefits, along with incentives like profit-sharing or bonuses tied to farm productivity.

-Create remote monitoring systems to minimize the need for on-site staff, enabling a smaller, more specialized team to handle multiple units.

-Leverage automation (AI and IoT sensors) to reduce manual tasks and the overall need for on-site labor.

2. Marketing and Supporting Container Farms to End Users:

Challenge Analysis:

-Scaling the sale of container farms to diverse end-users (e.g., independent farmers, educational institutions, commercial operators) requires a strong sales and support network.

-As the number of end users grows, providing personalized assistance for setup, troubleshooting, and training will become resource-intensive.

Potential Solutions:

-Develop standardized setup guides, video tutorials, and an online support portal to assist end-users with self-installation and troubleshooting.

-Build a network of regional service partners who can assist with installation and provide technical support.

-Use CRM tools to manage customer relationships, automate follow-ups, and track support requests.

3. Marketing the Produce Produced by the Farmers:

Challenge Analysis:

-Helping individual farmers market their produce can become complex when dealing with numerous small-scale growers, each producing different crops.

-Farmers may lack the expertise or connections to negotiate with large buyers like supermarkets and restaurants.

-If produce does not meet market standards or if demand fluctuates, excess inventory could lead to waste and financial losses.

Potential Solutions:

-Develop a cooperative marketing platform that aggregates produce from multiple farmers, enabling bulk sales to larger buyers.

-Establish partnerships with wholesalers and distributors to streamline the sales process.

-Offer branding and marketing support to highlight the unique benefits of solar-grown produce, such as sustainability and local sourcing.

-Create a digital marketplace that connects farmers with buyers, leveraging technology to forecast demand and streamline transactions.

4. Conducting Market Research for Crop Selection:

Challenge Analysis:

-Identifying the optimal crops for each regional market requires continuous research and data collection.

-Market demand can change rapidly based on seasonality, consumer preferences, and economic conditions.

-Staffing and maintaining a dedicated research team is resource-intensive and could become a bottleneck as the business scales.

Potential Solutions:

-Develop a data-driven approach using machine learning to analyze historical sales data and predict demand for specific crops in different regions.

-Partner with local agricultural extension services and research institutions to gain insights into regional crop viability.

-Use pilot farms in key regions to test new crops and validate research findings before scaling production.

-Utilize survey tools and buyer feedback mechanisms to keep pulse on changing market trends.

5. Manufacturing Additional Applications (e.g., Solar Nitrogen Panels):

Challenge Analysis:

-Developing and manufacturing new products such as solar nitrogen panels for greenhouses and pasture use requires R&D investments, prototyping, testing, and supply chain management.

-Each new product line introduces complexity into manufacturing, distribution, and support, potentially diluting focus and resources.

Potential Solutions:

-Establish separate R&D teams dedicated to each product line, ensuring focus without impacting core operations.

-Develop strategic partnerships with established manufacturers to co-develop or license certain components.

-Introduce new products in stages, testing them in controlled pilot programs before scaling to a broader audience.

6. US-Based Manufacturing and Supply Chain Localization:

Challenge Analysis:

-Manufacturing container farms and specialized components (e.g., custom electronics, hydroponic systems) domestically can be more expensive and requires navigating complex supply chains.

-The potential geopolitical challenges and increased costs of manufacturing in China or other international locations make local production a necessity.

-Setting up a domestic manufacturing facility entails high capital expenditure, logistics planning, and compliance with US regulations.

Potential Solutions:

-Gradually shift production by starting with high-value components (e.g., nitrogen fixation systems) while continuing to source less critical parts from overseas.

-Explore government subsidies, tax incentives, and grants for US-based green technology manufacturing.

-Develop a phased localization plan that includes partnerships with US-based manufacturing firms to reduce the initial capital burden.

-Implement modular design principles to allow for easier assembly and lower costs when transitioning to domestic production.

7. Regulatory Compliance and Certification Challenges:

Challenge Analysis:

-The container farms and nitrogen fixation technology may need to meet varying standards depending on the region (e.g., organic certification, environmental impact assessments).

-As operations scale, compliance requirements will grow, necessitating dedicated legal and compliance teams.

-Different markets (e.g., produce for human consumption, nitrogen production) may require separate certifications, adding to complexity.

Potential Solutions:

-Invest in a robust regulatory team that can handle multi-state and international certifications.

-Use third-party consultants for specialized certifications, reducing the burden on internal resources.

-Implement compliance management software to track and manage certifications and renewals.

Final Consideration: Scaling Operational Capacity

As Lewa Farm Tech scales, implementing a modular operational framework will be critical. Creating regional hubs with dedicated sales, support, and research teams can reduce logistical costs and increase responsiveness to market demands. Establishing strategic partnerships, both domestically and internationally, will help navigate complex supply chains and reduce operational risk.

Future challenges related to capital resources:

For a technology-driven agricultural company like Lewa Farm Tech, Inc., managing capital resources efficiently will be crucial to scaling operations and maintaining competitiveness. Below is an analysis of potential future capital-related challenges, along with strategies to mitigate each one:

1. High Initial Capital Requirements for R&D and Prototyping:

Challenge Analysis:

-The development of advanced technologies like solar nitrogen fixation systems, container farms, and CO_2/methane conversion membranes requires significant upfront investment.

-R&D costs can escalate due to prolonged testing cycles, prototype failures, and the need to iterate designs.

-Securing capital at early stages can be difficult due to the high-risk nature of experimental technology.

Potential Solutions:

-Apply for R&D-focused grants such as SBIR/STTR programs, agricultural innovation funds, or green technology initiatives.

-Consider strategic partnerships with larger agricultural or energy companies willing to co-invest in R&D.

-Explore non-dilutive funding options, including joint ventures, licensing agreements, and technology transfer partnerships.

-Sell produce from prototype containers to maintain liquidity and revenue.

2. Need for Scalable Manufacturing and Production Capital:

Challenge Analysis:

-As demand for container farms and related products increases, scaling up manufacturing capabilities will require substantial investment in facilities, equipment, and workforce.

-Building a dedicated manufacturing plant in the U.S. could involve tens of millions in capital expenditures.

-Delays in securing this capital can lead to bottlenecks in production and fulfillment, hindering growth and damaging reputation.

Potential Solutions:

-Implement a phased manufacturing strategy, starting with smaller-scale production using third-party manufacturing partners.

-Utilize contract manufacturing to reduce initial capital outlay while building brand recognition.

-Raise capital through venture debt, convertible notes, or a series of smaller equity rounds to match manufacturing capacity growth with demand.

3. Securing Working Capital for Operations and Expansion:

Challenge Analysis:

-Maintaining sufficient working capital to cover ongoing operational expenses (e.g., salaries, utilities, logistics) will become a challenge as operations scale.

-Seasonality and fluctuations in agricultural markets could lead to cash flow gaps, especially if there is a mismatch between production cycles and sales cycles.

-Expansion into new regions or product lines will increase overhead costs before revenues catch up.

Potential Solutions:

-Establish a robust cash flow management plan, using dynamic forecasting tools to anticipate and mitigate cash shortfalls.

-Secure lines of credit or revolving credit facilities to smooth over short-term liquidity issues.

-Create a capital reserve fund specifically for unexpected expenses during expansion phases.

4. Dilution Risk from Equity Financing:

Challenge Analysis:

-Frequent rounds of equity financing to fund growth and R&D can lead to significant dilution for early-stage founders and existing shareholders.

-Over-reliance on equity financing may reduce the company's long-term valuation potential.

-Large shareholders may push for short-term strategies that conflict with long-term innovation goals.

Potential Solutions:

-Use convertible notes, SAFE agreements, or revenue-based financing to minimize early dilution.

-Explore strategic investors who bring more than just capital, such as distribution networks, industry expertise, or R&D synergies.

-Plan capital raises strategically to align with key milestones, demonstrating increasing valuation and reducing dilution per round.

5. Accessing Growth Capital for Market Expansion:

Challenge Analysis:

-Expanding into new markets, both domestically and internationally, will require capital for marketing, distribution networks, regional offices, and staffing.

-Growth capital may be difficult to secure until the company demonstrates reliable profitability or significant market traction.

-Different investors (VCs, private equity) have varying expectations for returns, which may pressure the company to prioritize expansion over sustainability.

Potential Solutions:

-Diversify funding sources by engaging both venture capitalists and impact investors who align with the company's sustainability goals.

-Use partnerships and joint ventures for market entry to reduce capital requirements while sharing risk with local players.

-Develop a franchise or licensing model, allowing regional operators to fund their own expansion under the Lewa Farm Tech brand.

6. Managing Debt and Interest Rate Risks:

Challenge Analysis:

-As the company grows, taking on debt may become a necessity to fund large-scale projects such as building manufacturing facilities or acquiring new technology.

-With rising interest rates, debt servicing can become a major expense, putting pressure on cash flows.

-Over-leveraging can lead to financial distress during downturns or periods of low cash flow.

Potential Solutions:

-Use debt strategically, ensuring that each loan or financing instrument is tied to revenue-generating projects.

-Secure long-term, fixed-rate financing to mitigate interest rate risk.

-Maintain a healthy debt-to-equity ratio and create a debt repayment schedule that aligns with projected cash flows.

7. Capital Intensity of Entering New Product Markets:

Challenge Analysis:

-Developing new product lines, such as solar nitrogen panels or specialized greenhouse systems, may require substantial capital not only for R&D but also for marketing, certification, and distribution.

-Each new product may require its own production facilities, adding to the capital requirements.

-Pursuing too many product lines simultaneously can spread capital too thin, risking the failure of multiple projects.

Potential Solutions:

-Prioritize product development based on market demand and potential ROI, using a lean innovation model to test viability before large-scale investment.

-Raise project-specific funding through joint ventures or product-specific crowdfunding campaigns.

-Create a diversified portfolio of smaller-scale pilot projects to test multiple applications with minimal initial investment.

8. Risk of Capital Flight and Investor Uncertainty:

Challenge Analysis:

-Macro-economic conditions, geopolitical factors, or shifts in investor sentiment could lead to reduced availability of capital in the sector.

-Technological setbacks, regulatory changes, or new competition could result in loss of investor confidence.

-Difficulty in maintaining a clear narrative and strategy during volatile periods can make it harder to raise funds.

Potential Solutions:

-Maintain a transparent communication strategy with investors, regularly updating them on progress, setbacks, and strategic pivots.

-Focus on building a strong cash reserve and minimizing capital expenditure until the external environment stabilizes.

-Develop alternative financing strategies, such as asset-backed loans or impact financing, that are less sensitive to market volatility.

9. Managing Investor Expectations and Exit Strategies:

Challenge Analysis:

-Different investors will have varying timelines and expectations for returns, which can create pressure on management to prioritize short-term gains over long-term stability.

-Lack of a clear exit strategy could make it difficult to attract large institutional investors.

-Conflicts can arise if certain investors push for strategies like early IPOs or sales to larger competitors that may not align with the founder's vision.

Potential Solutions:

-Create a clear, long-term vision and strategy document that aligns investor expectations with company goals.

-Offer different share classes or structured equity to provide different exit options for short-term and long-term investors.

-Regularly reassess the capital structure and exit strategy based on changing market conditions and company performance.

Future milestones and events:

For Lewa Farm Tech, operating on a lean budget and relying heavily on early revenue generation, the success or failure of key milestones will have a substantial impact on the company's trajectory. These milestones will not only influence financial sustainability but also determine the company's ability to attract additional investment, expand production, and grow its market presence. Below are the primary future milestones and events that will shape the company's future, along with their potential impact:

1. Achieving Initial Prototype Performance and Successful Produce Sales

Timeline: Year 1, First 6 Months

Description: Successful deployment of the first functional prototype container farm, which consistently produces high-quality, marketable crops.

Impact:

-Positive: This milestone is critical for proving the concept to investors, partners, and potential customers. If produce is successfully sold, it will validate the technology, business model, and generate the revenue needed to sustain operations.

-Negative: Any failure or delay in achieving expected crop yields or produce quality could stall revenue generation, drain resources, and erode stakeholder confidence.

Financial Impact: Successful sales will immediately offset prototyping costs, reducing the net funding required for Year 1. It will also make the company more attractive for early-stage investors.

2. Securing Early Adopters and Customer Testimonials

Timeline: Year 1, Month 9 to Year 2, Month 3

Description: Signing agreements with early adopters (e.g., small-scale farmers, research institutions, sustainability-focused organizations) to pilot the container farm units.

Impact:

-Positive: Positive testimonials and case studies from early adopters will help build credibility, establish a track record, and create a pipeline of future customers.

-Negative: Difficulty in securing early customers or negative feedback could hinder the company's ability to scale and delay broader market entry.

Financial Impact: Early customer revenue will reduce cash burn and increase operational runway, making it easier to self-fund small-scale growth.

3. Completing a Second-Generation Prototype with Enhanced Features

Timeline: Year 2, Months 3-9

Description: Developing an upgraded version of the container farm based on feedback from the first prototype and early adopters. This version could include improved nitrogen fixation efficiency, enhanced automation, or modular options for various crop types.

Impact:

-Positive: An enhanced prototype will demonstrate iterative improvement, making the technology more attractive to a wider audience and increasing sales potential.

-Negative: Additional R&D costs could strain the budget if early revenue is insufficient to fund these developments.

Financial Impact: Successful upgrades can justify higher pricing and open up new market segments, boosting revenue potential.

4. Achieving Break-Even Revenue from Produce and Container Farm Sales

Timeline: Year 2, Month 12

Description: Reaching a point where the revenue from produce sales and/or container farm sales covers operational costs and small-scale production expenses.

Impact:

-Positive: Achieving break-even will significantly reduce the need for external capital and increase financial stability.

-Negative: Failing to reach break-even could result in a need for urgent fundraising, which may require dilutive financing or unfavorable terms.

Financial Impact: Achieving break-even improves cash flow, strengthens investor confidence, and positions the company for strategic growth.

5. Securing Strategic Partnerships for Manufacturing or Distribution

Timeline: Year 2, Months 9-12

Description: Forming strategic partnerships with agricultural distributors, supply chain companies, or research institutions to support manufacturing scale-up or market penetration.

Impact:

-Positive: Strategic partnerships can lower manufacturing costs, expand distribution channels, and provide access to additional resources and expertise.

-Negative: Unfavorable terms or dependency on partners could limit strategic flexibility and future growth.

Financial Impact: Partnerships could reduce capital requirements, making it easier to scale with limited resources.

6. Securing Series A or Bridge Funding

Timeline: Year 2, End

Description: Raising a significant funding round (Series A or bridge funding) to scale operations, expand product lines, or enter new markets.

Impact:

-Positive: A successful funding round will provide the capital needed for large-scale production, strategic hires, and broader market entry.

-Negative: Inability to raise additional funds could stall growth and limit the company's ability to compete effectively.

Financial Impact: A successful raise will significantly extend the operational runway and allow for aggressive scaling.

7. Expanding into Secondary Product Lines (e.g., Solar Nitrogen Panels)

Timeline: Year 3, Months 3-12

Description: Introducing complementary product lines such as solar nitrogen panels for greenhouse growers, chicken pasture managers, or traditional farms.

Impact:

-Positive: Diversifying the product line will reduce dependency on container farms and allow the company to enter new, high-value markets.

-Negative: Developing and launching new product lines requires significant upfront investment in R&D, marketing, and manufacturing, which could strain resources.

Financial Impact: Success in a secondary product line could double or triple revenue streams, increasing the company's valuation and long-term sustainability.

8. Achieving Key Agricultural Certifications (e.g., USDA Organic)

Timeline: Year 3, Months 6-12

Description: Obtaining critical agricultural certifications for the container farms and produce, such as USDA Organic, sustainability labels, or compliance with specific industry standards.

Impact:

-Positive: Certifications will allow Lewa Farm Tech to command premium pricing and appeal to high-end markets focused on sustainability and organic produce.

-Negative: Delays in certification could limit the company's ability to differentiate its products and access key market segments.

Financial Impact: Certifications can significantly increase sales potential, especially in high-margin markets, and make the company more attractive for partnerships and strategic investments.

9. Setting Up or Scaling U.S.-Based Manufacturing

Timeline: Year 3, Months 9-12

Description: Establishing a dedicated production facility in the United States to reduce reliance on international supply chains and improve production efficiency.

Impact:

-Positive: U.S.-based manufacturing will reduce shipping costs, mitigate geopolitical risks, and qualify for potential government subsidies or tax breaks.

-Negative: High capital expenditure and operational setup costs could strain resources.

Financial Impact: Successful setup will lower long-term production costs and make large-scale production more feasible, paving the way for mass adoption.

10. Preparing for an Exit Event (Acquisition or IPO)

Timeline: Year 4-5 (Long-Term)

Description: Preparing for a strategic acquisition by a larger agricultural or technology company, or positioning for an IPO.

Impact:

-Positive: A well-timed exit can provide substantial returns for investors and founders, positioning the technology for broader adoption.

-Negative: Rushing an exit event or failing to meet key growth metrics could lead to a suboptimal valuation or loss of control.

Financial Impact: A successful exit will maximize shareholder value, providing capital for future ventures and expansion.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company does not currently have any capital resources available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support launch of pilot container farm and produce business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $0 for expenses and a rate of $60,000 for a pilot container farm and $49,000 for operations of pilot farm when purchased and $15,000 in fees related to the raise.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 3 years. This is based on a projected monthly burn rate of $15,000 for expenses related to salaries for operations, and $20,000 for purchasing and operating pilot farms and marketing farms to end users.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $10,000,000.00

Valuation Cap Details: When the inventor developed the similar technology for gas to liquids technology the valuation was set at $5,000,000 when the company had a patent filed and a unique process without a pilot or a prototype project. At that point the technology had only been tested for less than 1 year. This technology has been tested for over 10 years and most of the problems have been ironed out. Furthermore, we have a pilot project manufacturer ready to go, as well as interest from the USDA SBIR program. These were the goals of the past company with a gas to liquid technology and those goals had not yet been met at a 5 million dollar valuation. Thus we are much further along than a similar company with a 5 million dollar valuation with the technical risks already derisked, and with a viable revenue generating model and pilot project ready to go as soon as funding comes in.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Working Capital
  82.5%
  We will use funds for working capital to cover expenses for ongoing day-to-day operations of the Company.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  20.0%
  We will use 20% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  33.5%
  We will use 33.5% of the funds raised to purchase inventory for the Company's product growth in preparation of [expansion and/or launch of the product].

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: Pilot Operations, Sales and Marketing. Wages to be commensurate with training, experience and position.

- Working Capital
  10.0%
  We will use 10% of the funds for working capital to cover expenses for ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.lewafarmtech.com/ (https://www.lewafarmtech.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lewa-farm-tech

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Lewa Farm Tech, Inc.

[See attached]

LEWA FARM TECH, INC.

REVIEWED FINANCIAL STATEMENTS
AS OF INCEPTION (SEPTEMBER 12, 2024)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Lewa Farm Tech, Inc.
Delaware

We have reviewed the accompanying financial statements of Lewa Farm Tech, Inc. (the "Company,"), which comprise the balance sheet as of September 12, 2024, and the related statement of operations, statement of stockholders' equity, and cash flows for the period endings on September 12, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

September 20, 2024
Los Angeles, California

As of Inception	September 12, 2024
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total current assets	-
	-
TOTAL ASSETS	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	$ -
STOCKHOLDERS' EQUITY	
Common Stock	-
Retained Earnings	-
Total Stockholders' Equity	-
Total Liabilities and Stockholders' Equity	$ -

See accompanying notes to financial statements.

LEWA FARM TECH, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For The Period Ended	September 12, 2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit	**-**
Operating Expenses	
General And Administrative	-
Total Operating Expenses	**-**
Operating Income/(Loss)	-
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

LEWA FARM TECH, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Retained Earnings	Total Stockholders' Equity
	Shares	Amount		
Inception date (September 12, 2024)	-	$ -	$ -	$ -
Net Profit/Loss	-	-	-	-
Balance— (September 12, 2024)	-	$ -	$ -	$ -

See accompanying notes to financial statements.

LEWA FARM TECH, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Period Ended	September 12, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	$ -
Net Cash Provided By /(Used In) Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By /(Used In) Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By /(Used In) Financing Activities	**-**
Change In Cash And Cash Equivalents	-
Cash—Beginning Of The Year	-
Cash—End Of The Year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	**$ -**

See accompanying notes to financial statements

1. NATURE OF OPERATIONS

Lewa Farm Tech, Inc. was incorporated on September 12, 2024, in the state of Delaware. The financial statements of Lewa Farm Tech, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Lewa Farm Tech, Inc. leads agricultural innovation through solar nitrogen fixation technology, focusing on energy-efficient container farms to grow high-quality produce for supermarkets and natural food stores. In addition to cultivation, we drive agricultural research in solar nitrogen fixation and develop solutions for capturing CO_2 and Methane, converting them into usable resources. We also empower farmers by offering container farm systems, providing installation, financing, and marketing support. Lewa Farm Tech is committed to advancing sustainable food production and making a lasting impact on agriculture.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of September 12, 2024, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 20, 2024, which is the date the financial statements were issued.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Stock at a par value of $0.0001 per share. As of September 12, 2024, no shares have been issued and were outstanding. Each share of common stock has one (1) voting right.

4. DEBT

The Company has no debt as of September 12, 2024.

5. RELATED PARTY

On September 16, 2024, the Company entered into an Asset Transfer Agreement with its founder and CEO, Ite Chen. Under the agreement, Ite Chen transferred all rights, title, and interest in its assets, including a patent for air-to-pneumonia conversion technology, in exchange for 4,000,000 shares of the Company's common stock.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 12, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 12, 2024 through September 20, 2024, which is the date the financial statements were available to be issued.

On September 16, 2024, the Company entered into an Asset Transfer Agreement with its founder and CEO, Ite Chen. Under the agreement, Ite Chen transferred all rights, title, and interest in its assets, including a patent for air-to-pneumonia conversion technology, in exchange for 4,000,000 shares of the Company's common stock.

There have been no events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF LEWA FARM TECH

Sowing Sustainability with Solar Innovation

Lewa Farm Tech, Inc. is a pre-revenue company at the forefront of agricultural innovation with solar nitrogen fixation technology, enabling sustainable container farms that produce high-quality crops while reducing reliance on chemical fertilizers. Currently in the pilot stage, our technology has over 10 years of successful field testing, initial relationships with over 100 natural food stores, and are in collaborative discussions with the USDA regarding potential research funding opportunities to expand our innovative farming solutions.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Lewa Farm Tech, Inc
Solar Nitrogen Fixation for a Sustainable Future

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Invest Now
10.0% Interest Rate

MIN INVEST
$100

VALUATION CAP
$10M

REASONS TO INVEST

Innovative Technology: Unique solar nitrogen fixation technology reduces reliance on chemical fertilizers, promoting sustainability and lowering operational costs for farmers.

 Diverse Revenue Streams: Business model includes selling container farm systems, wholesale produce, and licensing technology, offering multiple opportunites for income generation.

 Commitment to Sustainability: Innovating in agriculture and contributing positively to the environment by addressing critical issues like climate change and energy.

TEAM



Ed Chen • Founder/CEO

Ed Chen is the inventor of the technology and the theory behind it. Ed has a MS in Environmental Engineering from Columbia University, and a BA in Economics and Political Science from Columbia College. He has served in the Federal Reserve Bank of New York and holds a number of patents in unique electromagnetic and electrochemical innovations. He currently runs a Kona Coffee Farm which also applies his technology to grow Turmeric Flowers, a plant which usually does not produce flowers, as a unique end product of his inventions. He has personally sold over a million dollars of kona coffee and has been farming organically with his technology and experimenting on a Kona Coffee and Turmeric System for 10 years.

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THE PROBLEM & OUR SOLUTION

Empowering Agriculture: Innovations for a Sustainable Future

Traditional agricultural practices face numerous challenges, including reliance on chemical fertilizers that contribute to environmental degradation, rising labor costs, and the impacts of climate change, which threaten food security and crop yields. Many farmers struggle with limited access to sustainable resources, leaving them vulnerable to fluctuating market prices and increasing operational expenses. As urban populations grow and land becomes scarce, the need for innovative solutions that enable localized, efficient food production has never been more pressing.

Lewa Farm Tech aims to address these challenges through our cutting-edge solar nitrogen fixation technology, which allows for sustainable, energy-efficient crop production in controlled environments. By utilizing container farms that integrate this innovative nitrogen fixation system, Lewa aims to empower farmers to cultivate high-quality produce while reducing dependency on external fertilizers and lowering operational costs. This approach not only promotes environmental stewardship but also enhances food security by enabling farmers to operate autonomously, optimize yields, and access new revenue streams from their waste products.

Key Features of Lewa Farm Tech

Solar Nitrogen Fixation
Sustainable, on-site nitrogen production

Container Farms
Energy-efficient, controlled environment for crops

Research Hub
Innovating for higher yields and sustainability

Comprehensive Support
From installation to marketing

Innovative Solutions
CO_2 and methane capture technologies

High-Quality Produce
Supplied to major retailers

the market & our traction

Harvesting Success: Market Landscape and Traction

The global container farming market is a rapidly expanding segment within the vertical farming industry, currently valued at approximately $5.9 billion[1]. With consumers increasingly seeking locally grown, pesticide-free produce, container farms provide a viable solution for urban agriculture, particularly in food deserts where access to fresh food is limited. Government incentives and rising interest in eco-friendly farming further bolster the market's potential, creating a fertile landscape for innovative agricultural technologies.

Lewa Farm Tech is currently in the pilot stage, having tested our solar nitrogen fixation technology on real farms for over a decade. We have built initial relationships with 100+ natural food stores and are engaging with major grocery chains to ensure a robust distribution network for high-quality produce. We are proud to be under consideration for USDA research grants in recognition of our innovative solutions.

Our Success Story So Far

10+ Years of Testing
Proven solar nitrogen fixation technology in real-world farming conditions.

100+ Relationships
Established relationships with major grocery chains and natural food stores for robust distribution.

USDA Engagement
Currently under consideration for Phase 1 research grants to advance technology integration.



Explore More Investment Opportunities in Agriculture on StartEngine!

Looking for more investment options in the Agriculture space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
84-1245 Bruner Road
Captain Cook, HI 96704

WEBSITE
View Site ⧉

Lewa Farm Tech, Inc. is a pre-revenue company at the forefront of agricultural innovation with solar nitrogen fixation technology, enabling sustainable container farms that produce high-quality crops while reducing reliance on chemical fertilizers. Currently in the pilot stage, our technology has over 10 years of successful field testing, initial relationships with over 100 natural food stores, and are in collaborative discussions with the USDA regarding potential research funding opportunities to expand our innovative farming solutions.

TERMS
Lewa Farm Tech

Overview

INTEREST RATE
10.0%

VALUATION CAP ⓘ
$10M

MATURITY DATE ⓘ
Oct 28, 2026

FUNDING GOAL ⓘ
$124k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$100

OFFERING TYPE
Convertible Notes

DISCOUNT RATE ⓘ
20.0%

TYPE OF EQUITY
Common Stock

CONVERSION TRIGGER
$500,000

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Common Stock in Lewa Farm Tech. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $10,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 10.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Investment Incentives

Loyalty Bonus | 15% Bonus Interest

As you are part of our friends and family network, you are eligible for 15% bonus interest.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus interest

Early Bird 2: Invest $5,000+ within the first 2 weeks | 7% bonus interest

Early Bird 3: Invest $10,000+ within the first 2 weeks | 12% bonus interest

Early Bird 4: Invest $20,000+ within the first 2 weeks | 17% bonus interest

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus interest

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between [day 35 - 40] and receive 8% bonus interest

Flash Perk 2: Invest $2,500+ between [day 60 - 65] and receive 6% bonus interest

Amount-Based Perks

$500+ | Green Innovator

Invest $500+ and access to quarterly updates on technology advancements.

$1,000+ | Eco Pioneer

Invest $1,000+ and receive exclusive webinar invites with our tech team + 2% bonus interest.

$5,000+ | Solar Guardian

Invest $5,000+ and receive a personalized thank you video from the CEO, plus 3% bonus interest.

$10,000+ | Agri-Tech Supporter

Invest $10,000+ and receive an invitation to an annual stakeholder meeting and 5% bonus interest.

$25,000+ | Sustainability Leader

Invest $25,000+ and get early access to new products and prototypes, and 10% bonus interest.

$50,000+ | Future Farmer

Invest $50,000+ and receive an invitation to visit Lewa Farm Tech's installations with a VIP tour, and 15% bonus interest.

The 10% StartEngine Venture Club Bonus

Lewa Farm Tech, Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

PRESS

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Can I cancel my investment?

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For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.













What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.